Correspondence

THE ONCOLOGY INSTITUTE, INC.

18000 Studebaker Road, Suite 800

Cerritos, CA 90703

June 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin

Re:	The Oncology Institute, Inc.
Registration Statement on Form S-3, filed June 6, 2025
File No. 333-287138

Dear Mr. Augustin:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, The Oncology Institute, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-287848) (the “Registration Statement”), as amended on June 16, 2025. The Company respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 18, 2025 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421.

Very truly yours,

THE ONCOLOGY INSTITUTE, INC.

/s/ Robert Carter
Robert Carter
Chief Financial Officer

cc:	Daniel Virnich, The Oncology Institute, Inc. Steven B. Stokdyk, Latham & Watkins LLP Brent T. Epstein, Latham & Watkins LLP